FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY , 2001
                                    --------

                              HILTON PETROLEUM LTD.
                 (Translation of registrant's name into English)

                                    000-30390
                                   -----------
                                  (File Number)

      1305 - 1090 WEST GEORGIA STREET, VANCOUVER, BRITISH COLUMBIA, V6E 3V7
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes [ ] No [X]


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                        Rule 12g3-2(b): 82-______________

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     HILTON PETROLEUM LTD.
                                     ------------------------------------------
                                     (Registrant)

Date  January 25, 2001               By  /s/ NICK DEMARE
      ---------------------             ---------------------------------------
                                        Nick DeMare
                                        Director
                                        (Signature)*

      *Print the name and title of the signing officer under his signature.

                               TEL: (604) 685-9316
                                CDNX SYMBOL: HTP
                        WEB SITE: WWW.HILTONPETROLEUM.COM

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NEWS RELEASE                                                    JANUARY 25, 2001


The Company has closed its convertible debenture financing previously announced.

The Company has issued debentures having a face value of US$2,163,000 and CDN$1,500,000. Any shares issued on conversion of the debentures are subject to a four month hold expiring May 25, 2001.

The Company has paid interest for the first year in common shares for CDN$1,500,000 and US$600,000 face value debentures. The Company has issued 170,588 common shares, subject to a hold period expiring May 25, 2001, for the interest on these debentures, for the first year.

A portion of this debenture financing was brokered and the Company has also issued 268,750 share purchase warrants exercisable at CDN$1.35 per share for a period of 3 years. Shares issued under the warrants are subject to a hold period expiring May 25, 2001.



ON BEHALF OF THE BOARD



/s/Nick DeMare
---------------------------------------
Nick DeMare, Director


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.